NOTICE OF CHANGE OF AUDITOR PURSUANT TO NATIONAL INSTRUMENT 51-102

Sungold International Holdings Corp. (the “Company”) is changing its auditor from Mintz & Partners LLP, Chartered Accountants, now part of Deloitte & Touche LLP, 200 – 1 Concorde Gate, North York, ON . M3C 4G4 (the “Former Auditor”), to MSCM LLP, Chartered Accountants, 701 Evans Avenue, 8th Floor, Toronto Ontario, M9C 1A3

The resignation of the Former Auditor and the appointment of MSCM LLP, Chartered Accountants were approved by the Company’s Board of Directors. The change of auditor will be ratified at the next annual meeting of shareholders.

The Company confirms that there were no reservations in any audit reports issued by the Former Auditor for any financial statements of the Company relating to the period commencing on January 19, 2007 and ending on the date of resignation of the Former Auditor.

As at the date hereof, there are no reportable events, including disagreements, consultations or unresolved issues, as such terms are defined in National Instrument 51-102 Continuous Disclosure Obligations.

Dated this 20th day of March, 2008.

SUNGOLD INTERNATIONAL HOLDINGS CORP.

/s/T.K. Blackwell, President and CEO

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300 - 940 THE EAST MALL . TORONTO ONTARIO CANADA M9B 6J7 . TEL: 416 620 1545  . FAX: 416 622 0333